UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

personal

Telecom Argentina Press Release 9M26 & 3Q26

11-12-2026

Contacts: Luis Fernando Rial Ubago - lfrialubago@personal.com.ar Tomás Pellicori - tlpellicori@personal.com.ar	Market Cap: USD 4,557.2 million[1]

Telecom Argentina S.A.

announces consolidated results for the nine-month period (“9M26”) and third quarter of fiscal year 2026 (“3Q26”)2

Note: 9M26 reported figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 9M26 results and changes vs. 9M25 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information breakdown by segment for the periods ended September 30, 2026 and 2025, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the headings of the financial tables beginning on page 14.

Key considerations when reading the results:

•	Inflation-adjusted figures: For analysis purposes, it is important to highlight that the comparative results (September 2025) reflect the year-over-year effect of inflation through September 2026, which reached 33.4%.

•	USD references: for informational purposes only; they do not imply bimonetary accounting. Translated at the BNA closing ask exchange rate of each period (see table); 2025 figures are first deflated by year-over-year inflation.

•	Loss of control of Micro Sistemas (1Q26): its results ceased to be consolidated on a line-by-line basis, which reduces “Other service revenues” vs. the comparative periods, as well as the related advertising costs.

•	TMA perimeter: 9M26 includes 9 months of TMA contribution vs. only 7 months in 9M25. It should be noted that Telecom does not determine TMA’s commercial or pricing policies.

•	Impact of non-recurring items

o	Impairment: impairment losses recorded in 3Q26 within D, A & I, mainly P$383,870 million corresponding to the assets to be divested within the framework of the approval process of the TMA acquisition (P$370,683 million for the measurement of the group of assets to be transferred and P$13,187 million for 3G/4G and PCS licenses to be returned) and P$10,785 million to real estate held for sale. This result does not affect EBITDA or cash flow for the period.

o	Extraordinary discounts at TMA: in 3Q26, TMA granted discounts related to billing cycle changes for approximately P$39,930 million (Internet P$28,932 million, Cable TV P$5,577 million and Fixed Telephony and Data P$5,421 million). They affected its service revenues by approximately 4.3%. Excluding this effect, they would have grown 0.9% vs. 3Q25, compared to a reported decline of 3.3%.

o	Sale of assets: in 3Q26, the sale of copper recovered from the dismantling of Telecom’s fixed network (excluding TMA) contributed approximately 0.2 p.p. to the consolidated EBITDA margin. In 3Q25, in contrast, the consolidated margin included a contribution of approximately 1 p.p. from a copper sale carried out by TMA, recorded as a reduction in operating costs, which was not repeated in the current quarter. Excluding both effects, the year-over-year improvement in the EBITDA margin would be greater than reported.

[1] Market capitalization as of November 11, 2026. [2] Unaudited non-financial information

Highlights of the quarter:

1-Equity FCF is calculated based on cash flows from operating and investing activities, adjusted for movements related to financial investments, dividends from associates, acquisitions or divestitures of subsidiaries and financial interest payments.

2-Revenue real growth excludes the impact of the extraordinary commercial discounts granted by TMA in the quarter (dark segment).

•	Revenues: consolidated revenues for 3Q26 reached US$ 1,778 million (+18% vs. 3Q25) and service revenues US$ 1,714 million (+19% vs. 3Q25). In pesos, service revenues decreased 2% in real terms vs. 3Q25, affected by the extraordinary discounts granted by TMA. Excluding this effect, they would have remained practically stable vs. 3Q25.

•	EBITDA: US$ 642 million (+37% vs. 3Q25), with a margin of 36.1%. In pesos, it grew 13% in real terms (above inflation).

•	Equity FCF: reached US$ 231 million (+96% vs. 3Q25), equivalent to 36.0% of EBITDA.

•	CAPEX: totaled US$ 354 million (+44% vs. 3Q25), equivalent to 19.9% of revenues.

•	Net debt: US$ 2,927 million as of September 30, 2026 (-9% vs. 3Q25), with an average life of 4.5 years.

•	Net leverage: 1.2x net debt / EBITDA (-0.7x vs. 3Q25)

Quarterly evolution:

Total revenues (USD MM)	Service revenues (USD MM)

EBITDA (USD MM) and EBITDA margin (%)	Equity FCF (USD MM) and conversion over EBITDA (%)

CAPEX (USD MM) and % of revenues	Net debt (USD MM) and net leverage (Net debt / LTM EBITDA)

Note: figures in the quarterly evolution are expressed in U.S. dollars. Each quarter is presented in constant currency of its own period and divided by the BNA ask end-of-period exchange rate. Exchange rates used (P$/US$): 3Q25: 1,380; 4Q25: 1,455; 1Q26: 1,382; 2Q26: 1,482; 3Q26: 1,517.

Operating indicators:

Personal

•	Mobile: at the end of 3Q26, mobile accesses in Argentina totaled 17.9 million (-11.8% vs. 3Q25). The decline is mainly explained by the disconnection of prepaid lines with no top-ups for 180 days (period reduced from 240 days in June 2026), with no significant impact on revenues. The postpaid segment grew by 1.1% (+89 thousand) vs. 3Q25 and represents 45% of the base (vs. 39% in 3Q25). In 9M26, ARPU reached P$12,940.8 (+18.8% in real terms vs. 9M25) and average monthly churn decreased to 2.0% (vs. 2.1% in 9M25).

Paraguay (Núcleo): accesses totaled 2.6 million at the end of 3Q26 (-2.1% vs. 3Q25), with a postpaid share of 32% (vs. 29% in 3Q25).

•	Internet: accesses reached 4.2 million at the end of 3Q26 (+103 thousand or +2.5% vs. 3Q25). In 9M26, ARPU was P$32,466.0 (-2.9% in real terms vs. 9M25) and monthly churn stood at 1.4% (vs. 1.2% in 9M25).

•	TV: subscribers totaled 3.6 million at the end of 3Q26 (+4.3% vs. 3Q25), of which 3.4 million correspond to Argentina (+4.8%). Growth was driven by the FIFA World Cup 2026 and new Football Package subscriptions. In 9M26, ARPU was P$23,692.4 (+2.9% in real terms vs. 9M25) and monthly churn remained at 1.5%.

•	Fixed telephony: lines in service totaled 2.9 million at the end of 3Q26 (+3.4% vs. 3Q25), of which 2.6 million correspond to IP telephony.

TMA

•	Mobile: accesses totaled 20.1 million at the end of 3Q26 (+995 thousand or +5.2% vs. 3Q25), driven by prepaid (+7.9%) and postpaid (mainly M2M). The postpaid segment grew by 2.5% and represents 48% of the base (vs. 50% in 3Q25). In 9M26, ARPU was P$10,376.2 (+2.3% in real terms vs. 9M25) and average monthly churn decreased to 1.2% (vs. 1.8% in 9M25).

•	Internet: accesses reached 1.7 million at the end of 3Q26 (+61 thousand or +3.8% vs. 3Q25). In 9M26, ARPU was P$27,440.3 (-7.9% in real terms vs. 9M25) and monthly churn remained at 2.0%.

•	TV: subscribers totaled 0.4 million (+9.3% vs. 3Q25). In 9M26, ARPU was P$25,123.3 (-17.1% in real terms vs. 9M25) and average monthly churn decreased to 4.2% (vs. 4.6% in 9M25).

•	Fixed telephony: lines in service totaled 2.1 million at the end of 3Q26 (-2.0% vs. 3Q25), of which 1.6 million correspond to IP telephony.

Average monthly ARPU and churn. ARPU in constant currency as of September 30, 2026.

Buenos Aires, November 12, 2026: Telecom Argentina S.A. (“Telecom Argentina”) – (NYSE: TEO; BYMA: TECO2) announced today a consolidated Net Loss of P$56,615 million for the third quarter ended September 30, 2026, and a consolidated Net Income of P$862,959 million for the nine-month period. The Net Loss attributable to the Controlling Company amounted to P$66,216 million in 3Q26, and the Net Income attributable to the Controlling Company amounted to P$837,345 million in 9M26.

The evolution of Service Revenues relative to inflation was as follows:

Consolidated Operating Revenues

Normalizing the extraordinary discounts granted by TMA in the quarter (approximately P$39,930 million), consolidated service revenues for 3Q26 would have reached P$2,639,900 million (-0.2% vs. 3Q25, compared to -1.7% reported). In turn, the aggregate of Mobile Services, Internet and Cable TV, considered as if it constituted total service revenues, grew 2.0% vs. 3Q25 on a consolidated basis (+3.5% vs. 3Q25 normalizing the discounts).

Mobile Services

In 3Q26, consolidated mobile service revenues reached P$1,450,985 million (+P$70,955 million or +5.1% vs. 3Q25), consolidating its position as the main business in terms of service revenues (56% of the total in 3Q26 vs. 52% in 3Q25).

In cumulative 9M26, mobile service revenues reached P$4,275,014 million (+17.2% vs. 9M25), a variation mainly explained by the consolidation of 9 months of TMA vs. 7 months in 9M25.

Mobile Services in Argentina

As of September 30, 2026, Telecom’s mobile subscribers (excluding TMA) in Argentina amounted to approximately 17.9 million (-2.4 million or -11.8% vs. 3Q25). This decrease is mainly related to prepaid lines that do not make any top-up within the 180-day period (reduced from 240 days in June 2026) of inactivity, leading to their disconnection and removal from the customer base. In turn, the postpaid customer base grew by 1.1%, or 89 thousand customers, vs. 3Q25. As of September 30, 2026, 55% of customers corresponded to the prepaid segment and 45% to the postpaid segment, while as of September 30, 2025, prepaid customers represented 61% and postpaid customers represented 39%.

As of September 30, 2026, TMA’s mobile subscribers amounted to approximately 20.1 million (+995 thousand or +5.2% vs. 3Q25) – including M2M accesses. The postpaid base increased by 2.5% vs. 3Q25, while the prepaid base grew by 7.9%. As of September 30, 2026, postpaid accesses represent 48% of total mobile accesses (vs. 50% in 3Q25).

Mobile Services in Paraguay (“Núcleo”).

During 3Q26, mobile service revenues in Paraguay reached P$66,324 million, increasing in real terms (+P$5,056 million or +8.3% vs. 3Q25). In 9M26, mobile service revenues totaled P$191,752 million, increasing in real terms (+P$27,510 million or +16.7% vs. 9M25).

Internet Services

Consolidated Internet service revenues reached P$567,955 million in 3Q26, decreasing in real terms (-P$27,273 million or -4.6% vs. 3Q25). Normalizing the extraordinary discounts granted by TMA (P$28,932 million), consolidated Internet service revenues would have remained stable (+0.3% vs. 3Q25). During 9M26, Internet service revenues reached P$1,733,507 million (+P$86,118 million or +5.2% vs. 9M25).

As of September 30, 2026, subscribers with broadband speeds of 100 Mbps or higher represented 99% of the total subscriber base (vs. 97% as of September 30, 2025).

Cable TV Services

Consolidated cable TV service revenues reached P$297,262 million in 3Q26 (+P$1,641 million or +0.6% vs. 3Q25). Normalizing the extraordinary discounts granted by TMA (P$5,577 million), they would have grown 2.4% vs. 3Q25. During 9M26, revenues reached P$870,352 million (+P$28,271 million or +3.4% vs. 9M25). The number of TV subscribers for Telecom (excluding TMA), including Uruguay and Paraguay, reached 3.6 million (+150 thousand or +4.3% vs. 3Q25).

This growth was driven by the increase in subscriptions during the FIFA World Cup 2026, which boosted demand for bundled cable TV and internet packages to access live match broadcasts and content related to the tournament, as well as by new subscriptions to the “Pack Fútbol”.

Fixed Telephony and Data Services

Consolidated fixed telephony and data service revenues reached P$269,188 million in 3Q26 (-P$76,785 million or -22.2% vs. 3Q25). Normalizing the extraordinary discounts granted by TMA (P$5,421 million), consolidated revenues for 3Q26 would have decreased 20.6% vs. 3Q25. During 9M26, such revenues reached P$851,326 million (-P$46,457 million or -5.2% vs. 9M25).

During 9M26, the Pacheco Datacenter, one of the Company’s most important technological hubs, obtained the international “Certified Energy Efficient Datacenter Award” (CEEDA), a recognition that validates efficient energy management and the sustainable operation of data centers under global standards.

Other Service Revenues

Consolidated other service revenues reached P$14,580 million in 3Q26 (-P$13,094 million or -47.3% vs. 3Q25). During 9M26, such revenues reached P$42,983 million (-P$27,342 million or -38.9% vs. 9M25).

The decline in other service revenues was mainly attributable to the loss of control of Micro Sistemas, which provided Fintech services in Argentina, during 1Q26; as of 9M26, it is recognized as a joint venture investment.

Revenues from equipment sales

During 3Q26, consolidated revenues from equipment sales totaled P$97,373 million (-P$19,663 million or -16.8% vs. 3Q25). During 9M26, such revenues reached P$294,828 million (-P$99,209 million or -25.2% vs. 9M25).

Consolidated Operating Costs

Consolidated Operating Costs, including Depreciation, Amortization and Impairment of Fixed Assets, amounted to P$2,736,347 million in 3Q26 (+P$195,873 million or +7.7% vs. 3Q25). During 9M26, such costs reached P$7,393,606 million (+P$363,858 million or +5.2% vs. 9M25).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs amounted to P$1,723,085 million in 3Q26 (P$5,171,281 million in 9M26) and decreased by P$172,833 million or -9.1% vs. 3Q25 (-P$39,414 million or -0.8% in 9M26 vs. 9M25).

The cost breakdown was as follows:

•       Labor costs and severance payments totaled P$590,130 million in 3Q26 (-P$86,424 million or -12.8% vs. 3Q25). Telecom’s headcount (excluding TMA) totaled 17,782 employees as of September 30, 2026.

•       Interconnection and transmission costs, which also include roaming, correspondence services, and line and circuit rentals, amounted to P$37,854 million in 3Q26 (-P$37,746 million or -49.9% vs. 3Q25).

•       Fees for services, maintenance and materials: P$369,486 million in 3Q26 (-P$44,178 million or -10.7% vs. 3Q25).

•       Taxes, fees and regulatory charges: P$238,212 million (-P$2,009 million or -0.8% vs. 3Q25).

•        Commissions and advertising (agents, collection commissions and other commissions): These charges totaled P$119,468 million in 3Q26 (-P$20,912 million or -14.9% vs. 3Q25). The decrease was mainly attributable to lower advertising expenses related to Personal Pay campaigns following the loss of control of Micro Sistemas, whose results ceased to be consolidated on a line-by-line basis.

•        Cost of equipment sold totaled P$75,691 million in 3Q26 (-P$9,460 million or -11.1% vs. 3Q25). This variation is mainly due to a decrease in the number of units sold compared to 3Q25.

•       Programming and content costs: P$127,384 million (-P$6,346 million or -4.7% vs. 3Q25).

•        Other costs totaled P$164,860 million (+P$34,242 million or +26.2% vs. 3Q25), including bad debt expense, which totaled P$53,479 million (+P$17,308 million or +47.9% vs. 3Q25):

•	Bad debt expense represented 2.0% of revenues in 3Q26.

•       Other operating costs, which include provisions for litigation and other contingencies, energy and other utilities, insurance, leases and Internet capacity, among others, amounted to P$111,381 million (+P$16,934 million or +17.9% vs. 3Q25).

•       Depreciation, amortization and impairment of fixed assets: totaled P$1,013,262 million (+P$368,706 million or +57.2% vs. 3Q25). The increase is mainly explained by the recognition of an impairment loss of P$383,870 million related to the assets to be divested (P$370,683 million for the group of assets to be transferred and P$13,187 million for 3G/4G and PCS licenses to be returned) within the framework of the approval process of the TMA acquisition, and of P$10,785 million on real estate held for sale. Excluding these effects, the decrease is attributable to the effect of assets that reached the end of their useful lives after September 30, 2025, and to disposals of fixed assets since that date, partially offset by the impact of depreciation and amortization associated with additions made subsequent to such date.

Net Financial Results

Consolidated net financial results (including debt-related financial costs and other net financial results) recorded a gain of P$78,848 million in 3Q26 (vs. a loss of P$609,414 million in 3Q25). During the nine-month period of 2026, they recorded a gain of P$729,368 million (vs. a loss of P$913,752 million in 9M25).

*Related to Notes issued in UVA (Unidades de Valor Adquisitivo)

The variation in the quarter was mainly attributable to a higher foreign exchange gain, measured in real terms, of P$595,401 million: the U.S. dollar increased by 2.4% against the Argentine peso in 3Q26 (vs. 14.5% in 3Q25), while inflation remained at similar levels (5.8% vs. 6.0%). Additionally, there was a higher RECPAM gain of P$41,056 million, lower net interest of P$41,321 million and lower other negative results of P$11,761 million (mainly lower taxes and bank expenses).

In 9M26, financial results recorded a gain of P$729,368 million (vs. a loss of P$913,752 million in 9M25), mainly explained by a higher foreign exchange gain of P$1,474,038 million: the U.S. dollar increased by only 4.3% against the Argentine peso (vs. 33.7% in 9M25), while inflation remained at similar levels (23.6% vs. 22.0%). Additionally, there was a higher RECPAM gain of P$158,764 million and a higher gain from changes in the fair value of financial assets of P$21,567 million, partially offset by higher net interest of P$17,813 million.

Income Tax

Income tax resulted in a loss of P$89,522 million in 3Q26 (vs. a gain of P$134,610 million in 3Q25). During 9M26, income tax resulted in a loss of P$568,609 million (vs. a gain of P$85,894 million in 9M25).

Cash Flow

Equity FCF (operating cash flow plus investing cash flow, adjusted for net payments of investments not considered cash and DFI settlements, dividends received, acquisitions of companies and changes of control in subsidiaries, less DFI payments, interest and related expenses) totaled P$351,020 million in 3Q26 (+P$133,840 million or +61.6% vs. 3Q25), mainly explained by higher EBITDA and lower interest payments (P$139,368 million vs. P$180,358 million in 3Q25). In 9M26, Equity FCF reached P$672,827 million (vs. P$329,856 million in 9M25).

Net Financial Debt

As of September 30, 2026, our consolidated net financial position (cash and cash equivalents – net of client funds – plus financial investments and DFI* minus loans) was a net liability and totaled P$4,440,298 million, representing a decrease of P$1,327,280 million compared to Net Financial Debt as of December 31, 2025, adjusted for inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

In 3Q26, consolidated CAPEX (additions to PP&E and intangible assets) totaled P$536,680 million (+18.6% vs. 3Q25). In cumulative 9M26, consolidated CAPEX totaled P$1,538,190 million (+35.8% vs. 9M25).

The investments were focused on:

•       Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•       Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 97% urban population coverage. Our mobile network customers with access to our network experienced improved service quality, reaching average speeds of 94 Mbps.

•       During 9M26, we continued expanding our 5G network with the addition of 887 sites.

•       With regard to the fixed access infrastructure, during the first nine months of 2026 we continued to strengthen our broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure.

Relevant financial events after September 30, 2026

Agreement with Metrotel – Divestiture of assets related to the TMA acquisition

On October 14, 2026, the Board of Directors of Telecom Argentina resolved to accept the offer made by Metrotel to Telecom Argentina and TMA and to proceed with the completion of the acts necessary to carry out the transaction, including the execution of the definitive agreements and the transfer of the contemplated assets.

In this context, Telecom Argentina and TMA entered into an asset transfer agreement under which they agreed to transfer to Metrotel a base of 6,005,425 mobile service customers and 211,566 residential internet service customers, rights of use of their radio spectrum and over the use of certain physical infrastructure (assets associated with the access network and the fiber-to-the-home network deployed in the Autonomous City of Buenos Aires). Additionally, they entered into the Framework Sharing Agreement with Metrotel, which contemplates, among others, the provision of RAN sharing, national and international roaming, co-location and fixed network port rental services. Furthermore, Telecom Argentina agreed to assign to Metrotel certain rights of use of its radio spectrum.

The consideration contemplated in the transaction amounts to US$ 450 million and comprises: (i) the consideration for the sale, assignment and transfer of the assets included in the divestiture, which will be paid in installments; and (ii) the guaranteed minimum commitment for the services to be provided over a five-year period under the Framework Sharing Agreement. A transitional services agreement in favor of Metrotel and a license agreement for the use of the “Tuenti” brand in the Argentine Republic were also executed, the amounts of which are not included in such consideration.

After October 14, 2026, Telecom Argentina and TMA began the process of transferring the identified assets to Metrotel. Final approval of the TMA acquisition is subject to verification by the Argentine Antitrust Tribunal (TDC) of the completion of the divestitures and compliance with the behavioral obligations.

******

Telecom Argentina is a leading telecommunications company in Argentina, offering services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services.

We provide our services in Argentina (mobile, cable television, internet, fixed and data, fintech services, among others), Paraguay (mobile, internet, satellite TV, fintech services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products).

These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers.

As of September 30, 2026, Telecom Argentina has 2,153,688,011 issued and outstanding shares.

*Trustees: Héctor Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@personal.com.ar	Tomás Pellicori tlpellicori@personal.com.ar	Eugenio Ivan eivan@personal.com.ar

For information about Telecom Argentina’s services, visit:

www.personal.com.ar

www.personal.com.py

Disclaimer:

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition of Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the government in Argentina; (iv) the impact of political developments, including the policies of the government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

 *******

Telecom Argentina S.A.

Consolidated Information in U.S. dollars

Nine-month period and third quarter – Fiscal Year 2026

4- Cash flow: from operating cash flow to Equity FCF

Cash flow (USD MM)	3Q26 vs. 3Q25		9M26 vs. 9M25	
	3Q26	3Q25	9M26	9M25
Total cash flows provided by operating activities	502.2	412.0	1,696.5	939.4
Total cash flows used in investing activities	(358.3)	(337.9)	(1,298.8)	(1,496.7)
less Dividends received	(0.0)	-	(0.4)	-
less Net payments of investments not considered cash and DFI settlements	179.3	141.8	313.1	82.9
less Payments for acquisition of subsidiaries, net of cash acquired	-	0.1	-	876.1
less Cash flows from change of control in subsidiaries	0.0	-	30.5	-
Subtotal investing cash flows	**(179.0)**	**(196.0)**	**(955.5)**	**(537.7)**
Free Cash Flow (FCF)	**323.3**	**216.0**	**740.9**	**401.7**
Payments of DFI, interest and related expenses	(91.9)	(98.0)	(297.4)	(222.5)
Equity FCF (EFCF)	**231.4**	**118.0**	**443.5**	**179.2**

5- Investments in PP&E, intangible assets and right-of-use assets

Investments (USD MM)	3Q26 vs. 3Q25			9M26 vs. 9M25		
	3Q26	3Q25	Δ %	9M26	9M25	Δ %
Consolidated CAPEX (additions of PP&E and intangible assets)	**353.8**	**246.0**	**43.8%**	**1,014.0**	**615.5**	**64.7%**
Telecom (excluding TMA)	218.3	153.9	41.8%	686.5	429.9	59.7%
TMA	135.4	92.1	47.1%	327.5	185.6	76.4%
Right-of-use asset additions	42.3	31.0	36.3%	139.0	101.7	36.6%
Total investments (including right-of-use assets)	**396.1**	**277.0**	**43.0%**	**1,153.0**	**717.2**	**60.8%**
CAPEX as % of consolidated revenues	19.9%	16.4%	+3.5 p.p.	19.1%	15.1%	+4.0 p.p.

*******

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of September 2026)

	09/30/26	12/31/25	Δ $	Δ %
Cash and cash equivalents	368,809	579,937	(211,128)	-36.4%
Financial Investments*	842,300	399,647	442,653	110.8%
Trade receivables	862,730	988,122	(125,392)	-12.7%
Other Receivables	251,045	197,579	53,466	27.1%
Inventories	94,834	98,332	(3,498)	-3.6%
Assets classified as held for sale	239,819	3,723	236,096	-
Total current assets	**2,659,537**	**2,267,340**	**392,197**	**17.3%**
Financial Investments	125,416	18,176	107,240	-
Trade receivables	940	1,162	(222)	-19.1%
Goodwill	5,493,012	5,494,595	(1,583)	0.0%
Property, plant and equipment ('PP&E')	8,320,456	8,394,120	(73,664)	-0.9%
Intangible assets	2,645,208	3,303,095	(657,887)	-19.9%
Right-of-use assets	870,714	899,225	(28,511)	-3.2%
Other Receivables	86,136	174,543	(88,407)	-50.7%
Total non-current assets	**17,541,882**	**18,284,916**	**(743,034)**	**-4.1%**
TOTAL ASSETS	**20,201,419**	**20,552,256**	**(350,837)**	**-1.7%**
Trade payables	1,266,022	1,370,954	(104,932)	-7.7%
Financial debt	1,119,348	1,998,708	(879,360)	-44.0%
Salaries and social security payables	479,014	537,892	(58,878)	-10.9%
Income tax liabilities	546,469	82,519	463,950	-
Taxes payables	336,436	300,553	35,883	11.9%
Dividend Payable	103	108	(5)	-4.6%
Lease liabilities	140,211	184,262	(44,051)	-23.9%
Client Funds	-	25,288	(25,288)	-100.0%
Other liabilities	92,855	80,011	12,844	16.1%
Provisions	97,320	165,410	(68,090)	-41.2%
Total current liabilities	**4,077,778**	**4,745,705**	**(667,927)**	**-14.1%**
Trade payables	5,844	25,116	(19,272)	-76.7%
Financial debt	4,532,059	4,723,166	(191,107)	-4.0%
Salaries and social security payables	68,278	72,990	(4,712)	-6.5%
Deferred income tax liabilities	1,305,597	1,458,929	(153,332)	-10.5%
Lease liabilities	282,963	295,830	(12,867)	-4.3%
Other liabilities	67,215	65,510	1,705	2.6%
Provisions	475,810	530,792	(54,982)	-10.4%
Total non-current liabilities	**6,737,766**	**7,172,333**	**(434,567)**	**-6.1%**
TOTAL LIABILITIES	**10,815,544**	**11,918,038**	**(1,102,494)**	**-9.3%**
Equity attributable to Controlling Company	9,273,678	8,486,533	787,145	9.3%
Non-controlling interest	112,197	147,685	(35,488)	-24.0%
TOTAL EQUITY	**9,385,875**	**8,634,218**	**751,657**	**8.7%**
TOTAL LIABILITIES AND EQUITY	**20,201,419**	**20,552,256**	**(350,837)**	**-1.7%**

* Includes NDF

2- Consolidated Loans

(Monetary items)

	09/30/26	12/31/25	Δ $	Δ %
Bank overdrafts - principal	165,102	421,913	(256,811)	-60.9%
Bank and other financial entities loans - principal	181,825	186,259	(4,434)	-2.4%
Notes - principal	361,694	834,141	(472,447)	-56.6%
NDF	452	-	452	-
Loans for purchase of equipment	10,927	14,268	(3,341)	-23.4%
Remeasurement, interest and related expenses	399,348	542,127	(142,779)	-26.3%
Total Current Loans	**1,119,348**	**1,998,708**	**(879,360)**	**-44.0%**
Notes - principal	2,741,317	2,602,091	139,226	5.4%
Bank and other financial entities loans - principal	459,422	781,187	(321,765)	-41.2%
Loans for purchase of equipment	7,791	15,606	(7,815)	-50.1%
Remeasurement, interest and related expenses	1,323,529	1,324,282	(753)	-0.1%
Total Non Current Loans	**4,532,059**	**4,723,166**	**(191,107)**	**-4.0%**
Total Loans	**5,651,407**	**6,721,874**	**(1,070,467)**	**-15.9%**
Cash and cash equivalents, and Financial Investments	1,211,109	954,296	256,813	26.9%
Net Financial Debt	**(4,440,298)**	**(5,767,578)**	**1,327,280**	**-23.0%**

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	09/30/26	09/30/25	Δ $	Δ %
Revenues	**8,068,010**	**7,499,587**	**568,423**	**7.6%**
Consolidated Operating Costs	(7,393,606)	(7,029,748)	(363,858)	5.2%
Operating income	**674,404**	**469,839**	**204,565**	**43.5%**
Net Financial results and earnings from associates and joint ventures	757,164	(919,184)	1,676,348	-182.4%
Net income (loss) before income tax expense	**1,431,568**	**(449,345)**	**1,880,913**	**-**
Income tax expense	(568,609)	85,894	(654,503)	-
Net income (loss)	**862,959**	**(363,451)**	**1,226,410**	**-**
Attributable to:				
Controlling Company	837,345	(385,605)	1,222,950	-
Non-controlling interest	25,614	22,154	3,460	15.6%
Operating income before D, A & I	**2,896,729**	**2,288,892**	**607,837**	**26.6%**
As % of Revenues	35.9%	30.5%		

Financial results, net	09/30/26	09/30/25	Δ $	Δ %
Financial cost				
Interests on borrowings	(347,496)	(346,134)	(1,362)	0.4%
Remeasurement in borrowings	(2,789)	3,594	(6,383)	-177.6%
Foreign currency exhange gains (losses) on borrowings	936,936	(563,154)	1,500,090	-
Total financial cost	**586,651**	**(905,694)**	**1,492,345**	**-164.8%**
Other financial results, net				
Other foreign currency exhange gains	6,365	32,417	(26,052)	-80.4%
Fair value gains/(losses) on financial assets at fair value through profit or loss	13,844	(7,723)	21,567	-
Other interests, net	9,088	25,539	(16,451)	-64.4%
Other taxes and bank expenses	(86,807)	(108,422)	21,615	-19.9%
Financial expenses on pension benefits	(4,619)	(5,397)	778	-14.4%
Financial discounts on assets, debts and others	(78,976)	(69,530)	(9,446)	13.6%
*RECPAM**	283,822	125,058	158,764	127.0%
Total other financial results, net	**142,717**	**(8,058)**	**150,775**	**-**
Total Financial results, net	**729,368**	**(913,752)**	**1,643,120**	**-179.8%**

** Inflation restatement gain / (loss)*

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

5- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	09/30/26	09/30/25	Δ $	Δ %
Revenues	**2,697,343**	**2,761,562**	**(64,219)**	**-2.3%**
Consolidated Operating Costs	(2,736,347)	(2,540,474)	(195,873)	7.7%
Operating income (loss)	**(39,004)**	**221,088**	**(260,092)**	**-117.6%**
Net Financial results and earnings from associates and joint ventures	71,911	(612,382)	684,293	-111.7%
Net income (loss) before income tax expense	**32,907**	**(391,294)**	**424,201**	**-108.4%**
Income tax expense	(89,522)	134,610	(224,132)	-166.5%
Net loss	**(56,615)**	**(256,684)**	**200,069**	**-77.9%**
Attributable to:				
Controlling Company	(66,216)	(267,195)	200,979	-75.2%
Non-controlling interest	9,601	10,511	(910)	-8.7%
Operating income before D, A & I	**974.258**	**865.644**	**108.614**	**12.5%**
As % of Revenues	36.1%	31.3%		

Net Financial results

Three Months Comparison

	09/30/26	09/30/25	Δ $	Δ %
Financial cost				
Interests on borrowings	(99,844)	(161,128)	61,284	-38.0%
Remeasurement in borrowings	(361)	1,428	(1,789)	-125.3%
Foreign currency exhange gains (losses) on borrowings	162,612	(433,508)	596,120	-137.5%
Total financial cost	**62,407**	**(593,208)**	**655,615**	**-110.5%**
Other financial results, net				
Other foreign currency exhange gains (losses)	3,496	4,215	(719)	-17.1%
Fair value gains/(losses) on financial assets at fair value through profit or loss	(18,132)	(18,644)	512	-2.7%
Other interests, net	12,429	32,392	(19,963)	-61.6%
Other taxes and bank expenses	(24,230)	(35,314)	11,084	-31.4%
Financial expenses on pension benefits	(1,440)	(1,837)	397	-21.6%
Financial discounts on assets, debts and other	(35,959)	(36,239)	280	-0.8%
*RECPAM**	80,277	39,221	41,056	104.7%
Total other financial results, net	**16,441**	**(16,206)**	**32,647**	-
Total financial results, net	**78,848**	**(609,414)**	**688,262**	**-112.9%**

** Inflation restatement gain / (loss)*

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2025 restated to 2026 values include a variation due to the restatement of approximately 43.4% vs. a restatement variation of 8.5% for revenues as of 2026)

	09/30/26		09/30/25		9M26 IAS 29 vs. 9M25 IAS 29	
	9M26 IAS 29	IAS 29 Adjustment	9M25 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	7,773,182	608,369	7,105,550	2,147,613	667,632	9.4%
Mobile Services	4,275,014	327,991	3,647,972	1,094,235	627,042	17.2%
Internet Services	1,733,507	134,633	1,647,389	500,023	86,118	5.2%
Cable TV Services	870,352	66,961	842,081	256,779	28,271	3.4%
Fixed Telephony and Data Services	851,326	75,384	897,783	274,861	(46,457)	-5.2%
Other service revenues	42,983	3,400	70,325	21,715	(27,342)	-38.9%
REVENUES FROM EQUIPMENT SALES	294,828	22,254	394,037	120,607	(99,209)	-25.2%
REVENUES	8,068,010	630,623	7,499,587	2,268,220	568,423	7.6%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	09/30/26		09/30/25		3Q26 IAS 29 vs. 3Q25 IAS 29	
	3Q26 IAS 29	IAS 29 Adjustment	3Q25 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	2,599,970	48,798	2,644,526	701,004	(44,556)	-1.7%
Mobile Services	1,450,985	25,262	1,380,030	357,378	70,955	5.1%
Internet Services	567,955	9,798	595,228	157,813	(27,273)	-4.6%
Cable TV Services	297,262	5,595	295,621	78,287	1,641	0.6%
Fixed Telephony and Data Services	269,188	7,813	345,973	97,639	(76,785)	-22.2%
Other service revenues	14,580	330	27,674	9,887	(13,094)	-47.3%
REVENUES FROM EQUIPMENT SALES	97,373	1,755	117,036	31,752	(19,663)	-16.8%
REVENUES	2,697,343	50,553	2,761,562	732,756	(64,219)	-2.3%

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

* It corresponds to the loss of control over Micro Sistemas.

Telefónica Móviles Argentina S.A.

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

11- Breakdown of revenues - restated by inflation (constant figures)

	09/30/26 9M26 IAS 29	09/30/25 9M25 IAS 29	9M26 IAS 29 vs. 9M25 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	2,844,817	2,861,703	(16,886)	-0.6%
Mobile Services	1,860,947	1,808,244	52,703	2.9%
Internet Services	419,836	429,380	(9,544)	-2.2%
Cable TV Services	90,446	109,094	(18,648)	-17.1%
Fixed Telephony and Data Services	398,595	478,345	(79,750)	-16.7%
Other service revenues	74,993	36,640	38,353	104.7%
REVENUES FROM EQUIPMENT SALES	107,247	201,095	(93,848)	-46.7%
REVENUES	2,952,064	3,062,798	(110,734)	-3.6%

12- Breakdown of revenues - restated by inflation (constant figures)

Three Months Comparison

	09/30/26 3Q26 IAS 29	09/30/25 3Q25 IAS 29	3Q26 IAS 29 vs. 3Q25 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	935,767	967,335	(31,568)	-3.3%
Mobile Services	630,391	593,999	36,392	6.1%
Internet Services	125,787	146,796	(21,009)	-14.3%
Cable TV Services	26,306	36,785	(10,479)	-28.5%
Fixed Telephony and Data Services	124,145	158,681	(34,536)	-21.8%
Other service revenues	29,138	31,074	(1,936)	-6.2%
REVENUES FROM EQUIPMENT SALES	34,227	49,967	(15,740)	-31.5%
REVENUES	969,994	1,017,302	(47,308)	-4.7%

Telefónica Móviles Argentina S.A.

Nine-month period and third quarter – Fiscal Year 2026

(in millions of Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 12, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations